UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

A. M. Castle & Co.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

148411 309

(Cusip Number)

Jonathan B. Mellin

30 N. LaSalle Street

Suite 1232

Chicago, IL 60602

(312) 726-3110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 2 of 11

1.	Names of Reporting Persons: SGF, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 6,608,760
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 6,608,760
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,608,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.

Percent of Class Represented by Amount in Row (11):

63.9% based on 3,734,109 shares of Common Stock outstanding as of November 10, 2017, as reported by the Company in its Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017, plus 6,608,760 shares of Common Stock issuable upon conversion of certain notes.

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 3 of 11

1.	Names of Reporting Persons: W. B. & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 107,850
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 107,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.

Percent of Class Represented by Amount in Row (11):

2.9% based on 3,734,109 shares of Common Stock outstanding as of November 10, 2017, as reported by the Company in its Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 4 of 11

1.	Names of Reporting Persons: Jonathan B. Mellin
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 6,610,695
	8.	Shared Voting Power: 118,554
	9.	Sole Dispositive Power: 18,023
	10.	Shared Dispositive Power: 6,619,464
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,745,337
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.

Percent of Class Represented by Amount in Row (11):

65.2% based on 3,734,109 shares of Common Stock outstanding as of November 10, 2017, as reported by the Company in its Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017, plus 6,608,760 shares of Common Stock issuable upon conversion of certain notes.

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 5 of 11

1.	Names of Reporting Persons: Reuben S. Donnelley
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 412
	8.	Shared Voting Power: 107,931
	9.	Sole Dispositive Power: 412
	10.	Shared Dispositive Power: 181
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 108,443
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.

Percent of Class Represented by Amount in Row (11):

2.9% based on 3,734,109 shares of Common Stock outstanding as of November 10, 2017, as reported by the Company in its Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 6 of 11

1.	Names of Reporting Persons: FOM Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 19,631
	8.	Shared Voting Power: 7,052
	9.	Sole Dispositive Power: 111,793
	10.	Shared Dispositive Power: 7,052
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 118,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.

Percent of Class Represented by Amount in Row (11):

3.2% based on 3,734,109 shares of Common Stock outstanding as of November 10, 2017, as reported by the Company in its Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 7 of 11

EXPLANATORY NOTE

This Amendment No. 20 (this “Amendment No. 20”) relates to the shares of Common Stock (as defined below) of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523. This Amendment No. 20 is being filed to update the number of shares of Common Stock over which Mr. Mellin has sole voting and sole dispositive power and to update the number of outstanding shares of the Company, as reflected in its most recent Form 10-Q for the period ended September 30, 2017, filed with Securities and Exchange Commission on November 14, 2017. Amendment No. 19 (“Amendment No. 19”) was filed in connection with (1) the Plan (as defined below) pursuant to which SGF, LLC, an Illinois limited liability company (“SGF”) was issued certain exchange notes (the “Exchange Notes”), and also subscribed for and was issued certain new money notes (the “New Money Notes”), upon extinguishment of certain debt obligations of the Company in its Chapter 11 bankruptcy reorganization, (2) the cancellation and extinguishment of the Company’s prior common stock and issuance of the new Common Stock to the Reporting Persons and the related change in the number of shares beneficially owned by the Reporting Persons and the related percentage holdings of the Company’s Common Stock, (3) execution of the stockholders agreement by and among the Company, the Reporting Persons and certain other holders of Common Stock (the “Stockholders Agreement”), (4) execution of the registration rights agreement by and among the Company, the Reporting Persons and certain other investors (the “Registration Rights Agreement”), (5) adding SGF as a Reporting Person and (6) changing the CUSIP number of the Common Stock. Except as otherwise set forth herein, this Amendment No. 20 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

ITEM 4.	PURPOSE OF TRANSACTION.

Except as otherwise noted below, the Common Stock of the Company is being held by the Reporting Persons for investment purposes only and the Reporting Persons do not have any plans or proposals with respect to such Common Stock as enumerated in clauses (a) through (j) of the paragraph below of this Item 4.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company’s business or corporate structure; (g) changes in the Company’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

Except as described in Item 6 and any plans or proposals that may from time to time be discussed or considered by the directors of the Company, including Jonathan B. Mellin, in their fiduciary capacities as directors of the Company, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of the foregoing paragraph of this Item 4.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Common Stock, dispose of some or all of the Common Stock, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Common Stock.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s stock in particular, as well as other developments.

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 8 of 11

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information concerning percentages of ownership set forth on the facing pages for SGF, LLC and Jonathan Mellin are based on 3,734,109 shares of Common Stock outstanding as of November 10, 2017, as reported by the Company in its Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017, plus 6,608,760 shares of Common Stock issuable upon conversion of certain notes held by the Reporting Persons. The information concerning percentages of ownership set forth on the facing pages for each of WB & Co., Reuben Donnelley and FOM Corporation is based on 3,734,109 shares of Common Stock outstanding as of November 10, 2017, as reported by the Company in its Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017. As of February 22, 2018, the Reporting Persons’ interest in the securities of the Company are as follows:

(a)	SGF, LLC: $17,775,807 principal amount of Exchange Notes and $7,125,323 principal amount of New Money Notes. The Exchange Notes and New Money Notes are convertible into 4,717,699 shares of Common Stock and 1,891,061 shares of Common Stock, respectively (63.9% in the aggregate, based on 3,734,109 shares of Common Stock outstanding as of November 10, 2017, as reported by the Company in its Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017, plus 6,608,760 shares of Common Stock issuable upon conversion of its Exchange Notes and New Money Notes).

W.B. & Co.: 107,850 shares of Common Stock (2.9% based on 3,734,109 shares of Common Stock outstanding as of November 10, 2017, as reported by the Company in its Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017).

Jonathan B. Mellin: 6,745,337 shares of Common Stock (65.2% based on 3,734,109 shares of Common Stock outstanding as of November 10, 2017, as reported by the Company in its Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017, plus 6,608,760 shares of Common Stock issuable upon conversion of certain notes).

Reuben S. Donnelley: 108,443 shares of Common Stock (2.9% based on 3,734,109 shares of Common Stock outstanding as of November 10, 2017, as reported by the Company in its Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017). Mr. Donnelley disclaims beneficial ownership of the 181 shares held by an immediate family member who shares Mr. Donnelley’s household.

FOM Corporation: 118,845 shares of Common Stock (3.2% based on 3,734,109 shares of Common Stock outstanding as of November 10, 2017, as reported by the Company in its Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017).

(b)	See facing pages for each Reporting Person.

(c)	Information with respect to all transactions in the shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 6.

(d)	None.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On August 31, 2017 (the “Effective Date”), the Company was reorganized pursuant to an Amended Prepackaged Joint Plan of Reorganization (the “Plan”). Under the terms of the Plan, on that date, all of the Company’s previously issued and outstanding common stock was automatically cancelled and extinguished, including the common stock beneficially owned by the Reporting Persons.

On the Effective Date, and pursuant to and upon effectiveness of the Plan, holders of common stock outstanding immediately before effectiveness who did not object to the Plan and who did not opt-out of certain releases provided

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 9 of 11

in the Plan were issued an aggregate of 400,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), simultaneously with the cancellation and extinguishment of shares held by the Reporting Persons. Each of the Reporting Persons, other than SGF, was eligible to receive, and was issued its or his pro rata share of such shares of Common Stock.

On the Effective Date, and pursuant to the Plan, the Prepetition Second Lien Secured Claims (as defined in the Plan) held by holders thereof were extinguished and the holders were issued certain Exchange Notes (as defined in the Plan). The Exchange Notes are convertible, at any time at the option of the holder, in the aggregate, into 4,717,699 shares of Common Stock. SGF was a holder of Prepetition Second Lien Secured Claims and as such received its pro rata share of such Exchange Notes, having an aggregate principal amount of $17,775,807.

On the Effective Date, and pursuant to the Plan, certain holders of indebtedness of the Issuer subscribed for and purchased New Money Notes (as defined in the Plan). The New Money Notes are convertible, at any time at the option of SGF, in the aggregate, into 1,891,061 shares of Common Stock. SGF subscribed for and purchased New Money Notes having an aggregate principal amount of $7,125,323.

Pursuant to the Plan, the Reporting Persons entered into a Stockholders Agreement, dated August 31, 2017, by and among the Company, the Reporting Persons and certain other holders of Common Stock (the “Stockholders Agreement”). The Stockholders Agreement provides, among other things, for the election of directors to the reorganized Company’s board, for preemptive rights for certain stockholders, and for certain provisions relating to the sale or transfer of Common Stock by the parties to the Stockholders Agreement. The Reporting Persons may be deemed as part of a group consisting of the stockholder parties to the Stockholders Agreement. Each Reporting Person disclaims beneficial ownership of any shares of New Common Stock held by any other party to the Stockholders Agreement, except to the extent of any pecuniary interest such Reporting Person may have.

Pursuant to the Plan, the Reporting Persons entered into a Registration Rights Agreement, dated August 31, 2017, by and among the Company, the Reporting Persons and certain other investors (the “Registration Rights Agreement”). The Registration Rights Agreement provides, among other things, grants the investors customary shelf registration rights and additional registration rights.

The foregoing descriptions of the terms of the Stockholders Agreement and the Registration Rights Agreement are not complete and are qualified in their entirety by reference to the text of the Stockholders Agreement and the Registration Rights Agreement, which are referenced as Exhibits 99.2 and 99.3, respectively, and incorporated herein by reference.

The Reporting Persons are all associated with an extended family group and various trusts, estates and estate planning vehicles established by certain deceased and surviving family members. Mr. Mellin acts in various capacities with respect to the family interests and has been deputized by certain family members, trusts, estates and estate planning vehicles (the “Deputizing Persons”), including the Reporting Persons, to serve on the board of directors of the reorganized Issuer. The Reporting Persons (together with certain of the other Deputizing Persons) may be deemed to constitute a group pursuant to Rule 13d-5(b) of the Securities Exchange Act of 1934. Each Reporting Person disclaims beneficial ownership of any shares of New Common Stock held by any other Reporting Person or Deputizing Person, except to the extent of any pecuniary interest such Reporting Person may have.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Stockholders Agreement, dated August 31, 2017, by and among A.M. Castle & Co., the Reporting Persons and certain other holders of Common Stock (incorporated by reference Exhibit 10.1 to the Registration Statement on Form 8-A, filed by the Company with the SEC on August 31, 2017).

99.3	Registration Rights Agreement, dated August 31, 2017, by and among A.M. Castle & Co., the Reporting Persons and certain other investors (incorporated by reference Exhibit 10.2 to the Registration Statement on Form 8-A, filed by the Company with the SEC on August 31, 2017).

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2018

SGF, LLC

By:	/s/ Reuben S. Donnelley
Reuben S. Donnelley
Managing Member
W.B. & CO.

By:	/s/ Jonathan B. Mellin
Jonathan B. Mellin
General Partner

/s/ Jonathan B. Mellin
Jonathan B. Mellin

/s/ Reuben S. Donnelley
Reuben S. Donnelley
FOM CORPORATION

By:	/s/ Jonathan B. Mellin
Jonathan B. Mellin
President

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 11 of 11

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Stockholders Agreement, dated August 31, 2017, by and among A.M. Castle & Co., the Reporting Persons and certain other holders of Common Stock (incorporated by reference Exhibit 10.1 to the Registration Statement on Form 8-A, filed by the Company with the SEC on August 31, 2017).

99.3	Registration Rights Agreement, dated August 31, 2017, by and among A.M. Castle & Co., the Reporting Persons and certain other investors (incorporated by reference Exhibit 10.2 to the Registration Statement on Form 8-A, filed by the Company with the SEC on August 31, 2017).